EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
	2006	2005	2004	2003	2002
Consolidated income before provision for income taxes	$924	$1,243	$1,059	$144	$448
Fixed charges:
Interest [1]	1,502	670	578	1,249	1,014
Portion of rent expense representative of the interest factor (deemed to be one-third)	7	7	7	8	7
Interest associated with Toyota Credit Argentina S.A.’s off-shore debt repaid by TMCC	-	-	-	1	-
Total fixed charges	1,509	677	585	1,258	1,021
Earnings available for fixed charges	$2,433	$1,920	$1,644	$1,402	$1,469
Ratio of earnings to fixed charges	1.61	2.84	2.81	1.11	1.44

1  Components of interest expense are discussed in the “Results of Operations- Interest Expense” section of Item 7., “Management’s Discussion and Analysis”.

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